For period ending June 30, 2009         Exhibit 77D

File number 811-21328

Series T:  At the March 2009 Board Meeting, the Board approved changing the Fund from non-diversified to diversified.

Series A:  At the March 2009 Board meeting, the Board of Trustees approved permitting Series A to loan portfolio securities up to 33 1/3 % of its total assets to qualified broker-dealers and financial institutions.

Series M:  At the June 2009 Board meeting, the Board of Trustees approved permitting Series M to loan portfolio securities up to 33 1/3 % of its total assets to qualified broker-dealers and financial institutions.

Series T:  At the June 2009 Board meeting, the Board of Trustees approved permitting Series T to loan portfolio securities up to 33 1/3 % of its total assets to qualified broker-dealers and financial institutions.

Series T:  At the June 2009 Board meeting, the Board of Trustees approved permitting Series T to (1) invest in certain other UBS Relationship Funds; (2) increase the maximum allowable exposure to non-investment grade, high yield and emerging markets fixed income securities from 20% to 30%; and (3) allow direct investments in individual securities, including derivatives.